1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2010
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

SIGNATURES

TSMC August 2010 Sales Report
Hsinchu, Taiwan, R.O.C. – September 10, 2010 — TSMC (TWSE: 2330, NYSE: TSM) today announced its net sales for August 2010: on an unconsolidated basis, net sales were approximately NT$36.5 billion, an increase of 0.9 percent over July 2010 and an increase of 26.3 percent over August 2009. Revenues for January through August 2010 totaled NT$263.47 billion, an increase of 56.2 percent compared to the same period in 2009.
On a consolidated basis, net sales for August 2010 were approximately NT $37.39 billion, an increase of 0.5 percent over July 2010 and an increase of 25.4 percent over August 2009. Revenues for January through August 2010 totaled NT$271.76 billion, an increase of 55.5 percent compared to the same period in 2009.
TSMC Sales Report (Unconsolidated):
(Unit: NT$ million)

Net Sales	2010*	2009	Increase (Decrease)%
August	36,498	28,888	26.3
January through August	263,465	168,722	56.2

*	Year 2010 figures have not been audited.
TSMC Sales Report (Consolidated):
(Unit: NT$ million)

Net Sales	2010*	2009	Increase (Decrease)%
August	37,391	29,827	25.4
January through August	271,758	174,712	55.5

*	Year 2010 figures have not been audited.

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:

Lora Ho	Elizabeth Sun	Michael Kramer	Ophelia Chang
Senior VP & CFO	Director	Principal Specialist	Specialist
Tel: 886-3-566-4602	Corporate Communication Division	PR Department	PR Department
	Tel: 886-3-568-2085	Tel: 886-3-563-6688	Tel: 886-3-563-6688
	Mobile: 886-988-937999	Ext. 7126216	Ext. 7125786
	E-Mail: elizabeth_sun@tsmc.com	Mobile: 886-926-026632	Mobile: 886-988-930039
		E-Mail: pdkramer@tsmc.com	E-Mail: lwchangj@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
Sept. 10, 2010
This is to report the changes or status of 1) sales volume, 2) funds lent to other parties,

3) endorsements and guarantees, and 4) financial derivative transactions for the period of August 2010.
1)	Sales volume (in NT$ thousand)

Period	Items	2010	2009
August	Net sales	36,498,090	28,887,650
Jan.-Aug.	Net sales	263,464,747	168,722,441
2)	Funds lent to other parties: None

3)	Endorsements and guarantees: None

4)	Financial derivative transactions (in NT$ thousand)
TSMC
Hedging purpose (for assets / liabilities denominated in foreign currencies)

				Single Option		Combined Option
	Futures	Forward	Swap	Sell	Buy	Sell	Buy	Others
Margin Payment	—	—	—	—	—		—	—
Premium Income (Expense)	—	—	—	—	—		—	—
Outstanding Contracts
Notional Amount	—	1,847,929	1,152,000	—	—	—	—	—
Mark to Market Profit/Loss	—	(4,135)	(74)	—	—		—	—
Unrealized Profit/Loss	—	(4,135)	(181,817)	—	—		—	—
Expired Contracts
Notional Amount	—	36,876,398	200,330,856	—	—	—	—	—
Realized Profit/Loss	—	224,674	168,087	—	—		—	—
TSMC’s subsidiaries
Hedging purpose (for assets / liabilities denominated in foreign currencies)

				Single Option		Combined Option
	Futures	Forward	Swap	Sell	Buy	Sell	Buy	Others
Margin Payment	—	—	—	—	—		—	—
Premium Income (Expense)	—	—	—	—	—		—	—
Outstanding Contracts
Notional Amount	—	—	—	—	—	—	—	—
Mark to Market Profit/Loss	—	—	—	—	—		—	—
Unrealized Profit/Loss	—	1,230	—	—	—		—	—
Expired Contracts
Notional Amount	—	1,675,768	—	—	—	—	—	—
Realized Profit/Loss	—	(1,130)	—	—	—		—	—

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: September 10, 2010	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer